VIA EDGAR

April 4, 2025

United States Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vigil Neuroscience, Inc. Acceleration Request for Registration Statement on Form S-3 File No. 333-286243

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Vigil Neuroscience, Inc. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to April 8, 2025, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Gabriela Morales-Rivera at (617) 570-1329. If you have any questions regarding this request, please contact Gabriela Morales-Rivera of Goodwin Procter LLP at
(617) 570-1329.

Sincerely,

Vigil Neuroscience, Inc.

/s/ Ivana Magovčević-Liebisch
Ivana Magovčević-Liebisch
President and Chief Executive Officer

cc:	Michael Cohen, Vigil Neuroscience, Inc.
Gabriela Morales-Rivera, Goodwin Procter LLP